UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 22, 2010
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas   **75261-9100**
(Address of principal executive offices)   (Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

_____

Item 2.02   Results of Operations and Financial Condition.

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation (the "Corporation"), dated April 22, 2010, reporting the Corporation's results of operations for the quarter ended March 31, 2010.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No. 99.1. Press release issued by Kimberly-Clark Corporation on April 22, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: April 22, 2010   By: /s/ Mark A. Buthman
                                             Mark A. Buthman
                                             Senior Vice President and
                                             Chief Financial Officer

EXHIBIT INDEX

Exhibit No. 99.1. Press release issued by Kimberly-Clark Corporation on April 22, 2010.

Kay Jackson
972-281-1486
kay.jackson@kcc.com

KIMBERLY-CLARK ANNOUNCES FIRST QUARTER 2010 RESULTS

1Q Net Sales Increased Approximately 8 Percent to $4.8 Billion

GAAP-basis EPS $0.92 and Adjusted EPS $1.14 Compared With EPS of $0.98 in 1Q '09

Marketing Spending Up Significantly to Support Product Launches and Targeted Growth Initiatives

Company Reaffirms Previous Guidance for 2010 Adjusted EPS of $4.80 to $5.00

DALLAS, April 22, 2010—Kimberly-Clark Corporation (NYSE: KMB) today reported that net sales in the first quarter of 2010 increased 7.6 percent to $4.8 billion, including an approximate 5 percent benefit from stronger foreign currency exchange rates. Organic sales rose 2 percent, with sales volumes and net selling prices each up 1 percent. The combined impact of the I-Flow Corporation and Jackson Safety acquisitions completed in 2009 added an additional point of sales growth in the quarter. The organic volume growth was highlighted by an 8 percent increase for the company's global Health Care business and a 5 percent gain for K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa.

Diluted net income per share for the quarter was $0.92 and adjusted earnings per share were $1.14 compared with diluted net income per share of $0.98 in 2009. Bottom-line results were favorably impacted by the growth in net sales, improved gross margin of more than 150 basis points and a lower level of foreign currency transaction losses. On the other hand, strategic marketing spending increased by $60 million in the quarter to support the company's product innovation activities and targeted growth initiatives. In addition, the company's effective tax rate in the first quarter was significantly higher than the year-ago period, including a one-time charge equivalent to 5 cents per share related to recent changes in tax law in conjunction with U.S. health care reform legislation.

Adjusted earnings per share in 2010 exclude a one-time after tax charge of $96 million for the remeasurement of the local currency balance sheet in Venezuela as a result of the adoption of highly inflationary accounting in that country in January 2010. Additional detail on this item and further information about adjusted earnings per share and why the company uses this non-GAAP financial measure are provided later in this news release.

Chairman and Chief Executive Officer Thomas J. Falk said, "We are off to a solid start to the year with our first quarter results. Organic sales rose 2 percent, and we delivered strong improvements in gross margin and adjusted earnings per share, including excellent contributions from our ongoing cost savings program and last year's organization optimization initiative. In addition, we strengthened our

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brands by launching a number of innovations in the first quarter and by significantly increasing strategic marketing spending. Our targeted growth initiatives, particularly in our K-C International business and in Health Care, continued to progress well. Finally, we continued to deploy cash flow in shareholder-friendly ways, including raising our dividend by 10 percent and resuming our share repurchase plan. All-in-all, we are off to a good start to 2010."

Review of first quarter sales by business segment

Sales of **personal care** products increased 8.1 percent compared with the first quarter of 2009. Changes in currency rates benefited sales by 5 percent, sales volumes rose 3 percent and net selling prices advanced 1 percent, while product mix was off 1 percent.

Personal care sales in North America increased 4 percent versus the first quarter of 2009. Sales volumes were up 2 percent, currency effects benefited sales by 1 percent, and changes in net selling prices, driven by the timing of promotional activity for Huggies diapers, added an additional point of growth. The growth in volumes was broad-based across most categories, including a double-digit increase in feminine care as a result of initial shipments of the new U by Kotex line extension that was launched toward the end of the first quarter. In addition, sales volumes for Huggies baby wipes and the company's child care brands rose 5 percent and 4 percent, respectively, compared to soft year-ago results that included the impacts of a slowdown in category sales. In other areas of the business, sales volumes for adult care rose 3 percent, including early benefits from recent innovation on both the Poise and Depend brands. Finally, sales volumes for Huggies diapers were off about 5 percent in the first quarter.

In Europe, personal care sales rose 6 percent in the quarter, including a currency exchange rate benefit of 9 percent. Net selling prices declined nearly 2 percent and changes in product mix reduced sales by about 1 percent. Overall sales volumes were down slightly in the first quarter, as a 4 percent decline in Huggies diapers was nearly offset by strong growth in Huggies baby wipes and the company's child care brands.

In K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, personal care sales increased 15 percent, as changes in currency rates benefited sales by 9 percent and organic sales rose 6 percent. Sales volumes were up 7 percent, while changes in product mix reduced sales by about 1 percent. The growth in volumes was broad-based, with particular strength in China, Turkey, South Asia and Latin America.

Sales of **consumer tissue** products increased 2.0 percent in the first quarter. Favorable currency exchange rates improved sales by about 5 percent and net selling prices were up slightly, while sales volumes were down approximately 3 percent.

In North America, sales of consumer tissue products decreased approximately 4 percent compared to the year-ago period. Sales volumes were down nearly 6 percent and product mix was slightly unfavorable, while changes in net selling prices added more than 2 points to sales, primarily due to sheet count reductions taken in the first quarter on Cottonelle bathroom tissue to improve net realized revenue. Although bathroom tissue sales volumes were down about 3 percent in the quarter, overall net sales were up modestly as a result of the sheet count reductions. Sales volumes for Kleenex facial tissue declined 3 percent in the quarter in conjunction with a mild cold and flu season. Finally, paper towel volumes fell at a double-digit rate and continue to be impacted by consumer trade-down.

In Europe, consumer tissue sales rose about 3 percent compared with the first quarter of 2009, including favorable currency effects of 8 percent. Net selling prices decreased 3 percent, reflecting a continued competitive environment, and sales volumes were off about 2 percent in the quarter.

In K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, consumer tissue sales increased 12 percent, as currency effects were favorable by 10 percent and organic sales rose 2 percent. Sales volumes advanced approximately 2 percent in the first quarter, while a 1 percent benefit from changes in product mix was essentially offset by slightly lower net selling prices.

Sales of **K-C Professional (KCP) & other** products increased 12.1 percent compared with the first quarter of 2009. Favorable currency effects benefited sales by 5 percent and the acquisition of Jackson Safety added 3 points of sales growth in the quarter. In addition, net selling prices increased 2 percent and changes in product mix benefited sales by 1 percent, reflecting the company's continued focus on increasing net realized revenue. Organic sales volumes advanced 1 percent.

In North America, KCP sales increased 12 percent, including an approximate 6 percent benefit from Jackson Safety. Meanwhile, net selling prices rose 3 percent, organic sales volumes were up about 2 percent and changes in currency rates added 1 point to sales. In Europe, KCP's sales rose 9 percent in the first quarter, including favorable currency effects of 9 percent and a benefit from Jackson Safety of more than 1 percent. Organic sales volumes were up about 1 percent, while net selling prices fell 2 percent.

In K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, KCP's sales increased 23 percent, including benefits from currency rates totaling 10 percent. Sales volumes were up about 7 percent, with particular strength in South Asia and Latin America, and the combined impact of higher net selling prices and improved product mix increased sales by 6 percent.

Sales of **health care** products increased 23.2 percent in the first quarter. Growth was driven by a 12 percent benefit from the acquisition of I-Flow Corporation and an 8 point increase in organic sales volumes. In addition, favorable currency exchange rates added 3 points of sales growth in the quarter. The organic volume growth was highlighted by double-digit gains in medical devices and in exam gloves.

In addition, increased global demand for face masks as a result of the H1N1 flu virus was responsible for nearly 4 points of organic volume growth in the quarter.

Other first quarter operating results

Operating profit was $665 million in the first quarter of 2010, up 6 percent from $628 million in 2009. Excluding the previously mentioned charge for the balance sheet remeasurement in Venezuela, first quarter 2010 adjusted operating profit was $763 million, up 21 percent versus operating profit in the year-ago period.

In addition to the effect of higher net sales, there were a number of other significant factors affecting year-over-year operating profit comparisons. Cost savings in the quarter from the company's FORCE (Focused On Reducing Costs Everywhere) program totaled approximately $80 million. The company also realized benefits of about $35 million related to the 2009 organization optimization initiative that streamlined its salaried workforce. Pension expense fell by nearly $40 million, as expected, with a majority of the decrease reflected in cost of sales. In addition, improved manufacturing efficiencies as a result of a lower level of production curtailment than in the year-ago period benefited first quarter operating profit comparisons by approximately $35 million. Meanwhile, inflation in key cost inputs amounted to about $70 million overall versus 2009, including $50 million in higher fiber costs, $25 million for raw materials other than fiber, and $10 million in distribution costs, partially offset by $15 million of lower energy costs. Marketing, research and general expenses increased in the first quarter, reflecting the previously mentioned rise in strategic marketing, along with higher selling, research and administrative expenses, driven by increases to support future growth in K-C International and the I-Flow acquisition.

Meanwhile, other (income) and expense, net was $101 million of expense in the first quarter of 2010 compared to $77 million of expense in the first quarter of 2009. The 2010 result included $79 million of the one-time charge for the balance sheet remeasurement in Venezuela. In addition, foreign currency transaction losses totaled $21 million in the first quarter of 2010 and $76 million in the prior year.

The company's effective tax rate for the first quarter of 2010 was 39.6 percent compared to 29.1 percent in the prior year. The adjusted effective tax rate in the first quarter of 2010, which excludes the effects of the charge for the balance sheet remeasurement in Venezuela, was 34.4 percent and decreased earnings by about 9 cents per share compared to 2009 results. The first quarter adjusted rate was above the company's full-year target range of 29 to 31 percent, driven by an approximate $20 million one-time non-cash charge related to recent changes in tax law (Medicare Part D subsidy) in conjunction with passage of U.S. health care reform legislation.

Kimberly-Clark's share of net income of equity companies in the first quarter increased to $43 million from $32 million in 2009, mainly as a result of higher net income at Kimberly-Clark de Mexico, S.A.B. de C.V. (KCM). KCM delivered double-digit growth in net sales, operating profit and net income, as results were positively impacted by solid organic sales growth, improved gross margin and favorable currency effects.

Cash flow and balance sheet

Cash provided by operations in the first quarter of 2010 totaled $464 million compared to $692 million in the prior year. The decline was driven by a lower level of improvement in primary working capital (accounts receivable + inventories – accounts payable) compared to the prior year and higher pension plan contributions, partially offset by higher cash earnings. First quarter contributions to the company's defined benefit pension plans totaled about $175 million in 2010 versus $90 million in 2009. The company continues to target full-year 2010 pension contributions of approximately $240 million.

Capital spending for the quarter was $184 million compared with $211 million in 2009. The company continues to target full-year 2010 spending in a range of $1.0 to $1.1 billion. During the first quarter, the company repurchased approximately 2.5 million shares of its common stock at a cost of about $150 million, in line with the company's target to repurchase $500 to $600 million worth of its shares in 2010. Total debt and redeemable securities was $6.4 billion at March 31, 2010 compared with $6.5 billion at the end of 2009.

Outlook

The company updated several key planning and guidance assumptions for 2010, as follows:

- Net sales increase of 4 to 6 percent versus previous guidance for an increase of 5 to 6 percent.
    - Organic sales are expected to grow 3 to 4 percent, up from the previous assumption for growth of 2 to 3 percent. The company continues to expect volume growth of 2 to 3 percent. Given its focus on improving net realized revenue, the company is now expecting that the combination of higher net selling prices and improved product mix will contribute 1 point of sales growth. That compares to the previous assumption that price and mix would be even with the prior year.
    - Currency rates are expected to increase sales between 0 and 1 percent versus the company's previous assumption for a benefit of approximately 2 percent.
    - The combined impact of the 2009 acquisitions of I-Flow Corporation and Jackson Safety should benefit 2010 sales by 1 point. This is unchanged from the company's previous guidance.
- Inflation in key cost inputs of $600 to $700 million compared to the previous assumption of $300 to $400 million. This reflects estimated average market pricing for benchmark northern softwood

pulp of approximately $920 to $940 per metric ton and oil prices averaging $80 to $85 per barrel for the year. A majority of the increased inflation assumption is due to higher pulp costs. In addition, polymer resin and superabsorbent costs are also projected to be higher than previously estimated.

- Savings from the company's FORCE program totaling $200 to $250 million, up from the previous assumption of $150 to $200 million. The company continues to aggressively identify and implement incremental savings opportunities, particularly in sourcing and supply chain activities.

Commenting on the outlook, Falk said, "Despite the near-term input cost headwinds we are facing, we will continue to strengthen our brands, pursue our targeted growth initiatives and reinvest in our business for future growth. We have launched a number of innovations this year and will bring more to market as the year progresses. We will support our brands with strong marketing programs and continue to expect that strategic marketing spending will rise at a faster pace than sales in 2010.

"Given recent input cost changes and expectations for additional near-term increases, particularly with pulp, we are now experiencing significantly higher cost inflation in 2010 than previously estimated. So, we are aggressively looking for ways to increase revenue realization and focusing on generating incremental cost savings and controlling discretionary spending. These actions, coupled with the flexibility we built into our original 2010 plan, will help offset nearly all of the higher-than-expected input costs.

"In summary, we are continuing to target adjusted earnings per share in 2010 in a range of $4.80 to $5.00 per share. With what we know now, it's more likely that adjusted EPS will be toward the low end of that range. We are firmly convinced that we are executing the right strategies to drive sustainable growth and long-term shareholder value."

Non-GAAP financial measures

This press release and the accompanying tables include the following financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and are therefore referred to as non-GAAP financial measures.

- Adjusted earnings and earnings per share
- Adjusted operating profit
- Adjusted effective tax rate

These non-GAAP financial measures exclude the following item included in the company's earnings, earnings per share, operating profit and effective tax rate for the quarter ended March 31, 2010 calculated in accordance with GAAP:

- *Adoption of highly inflationary accounting for our Venezuelan operations.* The company recorded a one-time after tax loss in first quarter 2010 for the remeasurement of the local currency balance sheet in Venezuela as a result of the adoption of highly inflationary accounting in that country effective January 1, 2010. Management does not consider this loss to be part of our earnings from ongoing operations for the purposes of evaluating the performance of its business units and their managers and excludes this loss when making decisions to allocate resources among its business units.

In accordance with the SEC's requirements, reconciliations of the non-GAAP financial measures to the comparable GAAP financial measures are attached.

The company provides these non-GAAP financial measures as supplemental information to our GAAP financial measures. Management and the company's Board of Directors use adjusted earnings, adjusted earnings per share and adjusted operating profit to (a) evaluate the company's historical and prospective financial performance and its performance relative to its competitors, (b) allocate resources and (c) measure the operational performance of the company's business units and their managers. Additionally, the Management Development and Compensation Committee of the company's Board of Directors has used the non-GAAP financial measures when setting and assessing achievement of incentive compensation goals. These goals are based, in part, on the company's adjusted earnings per share and improvement in the company's adjusted return on invested capital determined by excluding the charges that are used in calculating these non-GAAP financial measures.

In addition, Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing the company's ongoing results of operations. Many investors are interested in understanding the performance of our businesses by comparing our results from ongoing operations from one period to the next. By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors' understanding of our businesses and our results of operations. Also, many financial analysts who follow our company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interests of our investors for us to provide this information to analysts so that those analysts accurately report the non-GAAP financial information.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measure. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. The company compensates for these limitations by using these non-GAAP financial measures as a supplement to the GAAP measures and by providing reconciliations of the non-GAAP and comparable GAAP financial measures. The non-GAAP financial measures should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Conference call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CDT) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (www.kimberly-clark.com).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 138-year history of innovation, visit www.kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including economic conditions, anticipated currency rates and exchange risk, anticipated impact of acquisitions, cost savings, changes in finished product selling prices, cash flow and uses of cash, capital spending, marketing spending, anticipated raw material and energy costs, anticipated benefits related to the organization optimization initiative, anticipated financial and operating results, revenue realization strategies, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see Item 1A of the company's Annual Report on Form 10-K for the year ended December 31, 2009 entitled "Risk Factors."

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED MARCH 31
(Millions of dollars, except per share amounts)

		Three Months Ended March 31		
		2010	2009	Change
Net Sales	$	4,835	$ 4,493	+ 7.6%
Cost of products sold		3,188	3,039	+ 4.9%
Gross Profit		1,647	1,454	+ 13.3%
Marketing, research and general expenses		881	749	+ 17.6%
Other (income) and expense, net		101	77	+ 31.2%
Operating Profit		665	628	+ 5.9%
Interest income		5	8	- 37.5%
Interest expense		(61)	(73)	- 16.4%
Income Before Income Taxes and Equity Interests		609	563	+ 8.2%
Provision for income taxes		(241)	(164)	+ 47.0%
Income Before Equity Interests		368	399	- 7.8%
Share of net income of equity companies		43	32	+ 34.4%
Net Income		411	431	- 4.6%
Net income attributable to noncontrolling interests		(27)	(24)	+ 12.5%
Net Income Attributable to Kimberly-Clark Corporation	$	384	$ 407	- 5.7%
Per Share Basis – Diluted Net Income Attributable to Kimberly-Clark Corporation	$	.92	$ .98	- 6.1%

Unaudited

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars, except per share amounts)

Notes:

1. Effective January 1, 2010, the Corporation began accounting for its Venezuelan subsidiary's operations as highly inflationary and the subsidiary's functional currency became the U.S. dollar, as required by U.S. accounting rules. On January 8, 2010, the Venezuelan government devalued its currency and established a dual official exchange rate structure. In addition, for transactions that do not qualify for settlement at the official exchange rate, a market exists for the acquisition and exchange of bolivar- and U.S. dollar-denominated bonds, effectively resulting in a parallel market exchange rate substantially unfavorable to the official exchange rate. The Corporation determined that, effective January 1, 2010, the parallel exchange rate is the appropriate exchange rate to remeasure K-C Venezuela's bolivar-denominated transactions into U.S. dollars as this is the rate at which K-C Venezuela converts the bolivars it generates from its operations into U.S. dollars to pay for the significant imports of finished goods and raw materials to support its operations.

    As a result, the Corporation recorded a one-time after tax charge of $96 million in first quarter 2010 to remeasure the subsidiary's bolivar-denominated net monetary asset position into U.S. dollars at a parallel exchange rate of approximately 6 bolivars per U.S. dollar. This charge was recorded in the following Consolidated Income Statement line items:

Cost of products sold	$	19
Other (income) and expense, net		79
Provision for income taxes		(2)
Net charge	$	96

2. Other Information:

	Three Months Ended March 31	
	2010	2009
Cash Dividends Declared Per Share	$ .66	$ .60

	March 31	
Common Shares (Millions)	2010	2009
Outstanding, as of	414.9	413.9
Average Diluted for Three Months Ended	419.3	415.9

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars)

Supplemental Financial Information:

Preliminary Balance Sheet Data:

	March 31 2010	December 31 2009
Cash and cash equivalents	$ 669	$ 798
Accounts receivable, net	2,557	2,566
Inventories	2,104	2,033
Total current assets	5,719	5,864
Total assets	18,997	19,209
Accounts payable	1,995	1,920
Debt payable within one year	1,001	610
Total current liabilities	5,256	4,923
Long-term debt	4,387	4,792
Redeemable preferred and common securities of subsidiaries	1,052	1,052
Stockholders' equity	5,678	5,690

	Three Months Ended March 31	
Preliminary Cash Flow Data:	2010	2009
Cash provided by operations	$ 464	$ 692
Cash used for investing	$ (119)	$ (169)
Cash used for financing	$ (417)	$ (295)
Depreciation and amortization	$ 193	$ 177
Capital spending	$ 184	$ 211
Cash dividends paid	$ 250	$ 240

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31

Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other, and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net and income and expense not associated with the business segments.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, KleenGuard, Kimcare and Jackson brand names.

The Health Care segment manufactures and markets disposable health care products such as surgical drapes and gowns, infection control products, face masks, exam gloves, respiratory products, pain management products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard, ON-Q and other brand names.

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KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED MARCH 31
(Millions of dollars)

		Three Months Ended March 31		
		2010	2009	Change
NET SALES:				
Personal Care	$	2,137 $	1,977	+ 8.1%
Consumer Tissue		1,606	1,574	+ 2.0%
K-C Professional & Other		730	651	+ 12.1%
Health Care		367	298	+ 23.2%
Corporate & Other		12	13	N.M.
Intersegment Sales		(17)	(20)	N.M.
Consolidated	$	4,835 $	4,493	+ 7.6%
OPERATING PROFIT:				
Personal Care	$	472 $	442	+ 6.8%
Consumer Tissue		181	194	- 6.7%
K-C Professional & Other		107	80	+ 33.8%
Health Care		57	48	+ 18.8%
Corporate & Other[a]		(51)	(59)	- 13.6%
Other income and (expense), net[a][b]		(101)	(77)	+ 31.2%
Consolidated	$	665 $	628	+ 5.9%

[a] For the period ended March 31, 2010, Corporate & Other includes a one-time $19 million charge and Other income and (expense), net includes a one-time $79 million charge related to the adoption of highly inflationary accounting in Venezuela.

[b] For the period ended March 31, 2010, Other income and (expense), net includes $21 million of currency transaction losses, versus currency transaction losses of $76 million in 2009.

N.M. – Not meaningful
Unaudited

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KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED MARCH 31

PERCENTAGE CHANGE IN NET SALES VERSUS PRIOR YEAR

				Three Months Ended March 31, 2010			
	Total	Organic Volume	Acquisition Volume[1]	Total Volume	Net Price	Mix/ Other[2]	Currency
Consolidated	7.6	1	1	2	1	-	5
Personal Care	8.1	3	-	3	1	(1)	5
Consumer Tissue	2.0	(3)	-	(3)	-	-	5
K-C Professional & Other	12.1	1	3	4	2	1	5
Health Care	23.2	8	12	20	-	-	3

[1] Volume related to Jackson Safety and I-Flow Corporation acquisitions.
[2] Mix/Other includes rounding.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31
(Millions of dollars, except per share amounts)

NON-GAAP RECONCILIATION SCHEDULES

The tables below present the reconciliation of non-GAAP financial measures to GAAP financial measures.

EARNINGS SUMMARY:

	Three Months Ended March 31, 2010	
	Income (Expense)	Diluted Earnings Per Share
Adjusted Earnings	$ 480	$ 1.14
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	(96)	(.23)
Rounding	-	.01
Net Income Attributable to Kimberly-Clark Corporation	$ 384	$ .92

OPERATING PROFIT SUMMARY:

	Three Months Ended March 31 2010
Adjusted Operating Profit	$ 763
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	(98)
Operating Profit	$ 665

EFFECTIVE INCOME TAX RATE RECONCILIATION: Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela:

	Three Months Ended March 31, 2010		
	As Reported	Adjustments	Excluding Adjustments
Income Before Income Taxes and Equity Interests	$ 609	$ (98)	$ 707
Provision for income taxes	241	(2)	243
Effective Income Tax Rate	39.6%		34.4%

KIMBERLY-CLARK CORPORATION
PERIODS ENDED MARCH 31

OUTLOOK FOR 2010

Estimated Full-Year 2010 Diluted Earnings Per Share:

Adjusted Earnings Per Share	$ 4.80	- $ 5.00
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	(.23)	(.23)
Earnings Per Share – Diluted	$ 4.57	- $ 4.77

Estimated Full-Year 2010 Effective Tax Rate:

Adjusted Effective Tax Rate	29%	- 31%
Adjustments for the one-time charge related to adoption of highly inflationary accounting in Venezuela	1%	- 1%
Effective Tax Rate	30%	- 32%

Investor Relations contact: Paul Alexander, 972-281-1440, palexand@kcc.com

Media Relations contact: Kay Jackson, 972-281-1486, kay.jackson@kcc.com

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